FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca settles Nexium liability litigations

3 October 2023

AstraZeneca settles Nexium and Prilosec product liability litigations

AstraZeneca has entered into settlement agreements in the product liability litigations related to Nexium and Prilosec. The agreements effectively resolve the product liability claims that are currently pending in the Multidistrict Litigation in the US District Court for the District of New Jersey, as well as in the Delaware Superior Court and the New Jersey Superior Court. The specific terms of the agreements are confidential.

AstraZeneca continues to believe these claims are without merit and admits no wrongdoing in the settlement agreement. These settlements avoid continued costly litigation and allow the Company to move forward with its purpose of delivering life changing medicines to millions of patients around the world.

A single case remains pending in the US District Court for the Middle District of Louisiana. Trial is scheduled in that case for April 15, 2024.

Financial considerations
AstraZeneca will make payment of $425 million, for which a provision has been taken.

Notes

Nexium and Prilosec
Nexium and Prilosec are prescription only drugs used to treat patients with acid-related symptoms and diseases. Nexium and Prilosec can provide relief for a range of patients, including those who are frustrated by the disruption that the condition causes to their life. Nexium and Prilosec work by binding to and inhibiting the acid pumps of a particular type of cells in the lining the stomach wall to stop the production of stomach acid. In doing so, it lowers the level of acidity in the stomach and helps to heal erosions in the esophagus or ulcers in the stomach and duodenum. Both Nexium and Prilosec are available via prescription to treat these diagnosable conditions and over-the-counter in lower dosages to treat heartburn.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 October 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary